## SMBC NIKKO SECURITIES AMERICA, INC.
### (An Indirect Wholly Owned Subsidiary of
### Sumitomo Mitsui Banking Corporation)

Statement of Financial Condition

December 31, 2015

### Assets

| | | |
|---|---:|---:|
| Cash and cash equivalents | $ | 233,020,614 |
| Securities purchased under agreements to resell, net | | 7,063,850,314 |
| Securities owned, at fair value (including securities pledged of $49,924,681) | | 199,202,210 |
| Underwriting fee receivable | | 25,491,772 |
| Receivable from brokers, dealers and clearing organizations | | 87,708,924 |
| Receivable from affiliates | | 4,727,785 |
| Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $968,601 | | 5,230,930 |
| Deferred tax assets | | 2,033,588 |
| Other assets | | 14,482,343 |
| Total assets | $ | 7,635,748,480 |

### Liabilities and Stockholders' Equity

| | | |
|---|---:|---:|
| Liabilities: | | |
| Securities sold under agreements to repurchase, net | $ | 6,961,259,180 |
| Securities sold, not yet purchased, at fair value | | 118,549,963 |
| Payable to brokers, dealers and clearing organizations | | 244,764 |
| Payable to affiliates | | 12,385,624 |
| Accounts payable, accrued expenses, and other liabilities | | 10,961,926 |
| Total liabilities | | 7,103,401,457 |
| Commitments and contingencies | | |
| Subordinated debt | | 25,000,000 |
| Stockholders' equity: | | |
| Common stock: | | |
| Class A, $0.10 par value. Authorized 50 shares; issued and outstanding 10 shares | | 1 |
| Class B, $0.10 par value. Authorized 9,950 shares; issued and outstanding 1,250 shares | | 125 |
| Class C, $0.10 par value. Authorized 10,000 shares; issued and outstanding 2,620 shares | | 262 |
| Additional paid-in capital | | 347,937,785 |
| Retained earnings | | 159,408,850 |
| Total stockholders' equity | | 507,347,023 |
| Total liabilities and stockholders' equity | $ | 7,635,748,480 |

See accompanying notes to statement of financial condition.